SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson appoints Stéphane Rougeot as CFO

Paris (France) – 3 November 2008 – Thomson (Euronext Paris: 18453, NYSE:TMS) announces today that Stéphane Rougeot will join the Group as Chief Financial Officer. Mr. Rougeot succeeds Julian Waldron who is leaving the Group to take up a similar position at Technip.

Stéphane Rougeot joins from France Telecom - Orange where he is currently Group Controller. He and Julian Waldron will work closely together to ensure a smooth transition.

“We are delighted to welcome Stéphane Rougeot to the Group where he will also become a member of the new executive committee. Improved profitability, cash generation and debt reduction are Thomson’s top priorities for the coming months and I'm convinced that Stéphane's drive and broad experience in various finance and business positions will help us reach these objectives and ensure a strong base from which to take the Group forward”, said Frederic Rose, CEO of Thomson.

Stéphane Rougeot, 39, is a French national. He has worked for France Telecom - Orange since 2003, initially within Equant as Head of Strategy and then as Head of Indirect Sales prior to becoming Group Controller in 2007. He worked previously at Thomson where he was in charge of Investor Relations and then Corporate Communications. Stéphane Rougeot began his career at Total working in Africa and in Paris in Controlling, Project Financing and M&A. He is a graduate of the IEP business school in Paris

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About Thomson: a leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is a leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, content distributors (telco, satellite and cable operators) and an increasing range of professional users of video. We deliver superior value to our customers through a combination of industry leading technologies and services, enabling us to offer differentiated and innovative solutions based on a broad portfolio of Intellectual Property.

For more information:  http://www.thomson.net.

Press Relations
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 04, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer